As filed with the Securities and Exchange Commission on February 10, 2016

Registration No. 333-209019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AVEXIS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	90-1038273 (I.R.S. Employer Identification No.)

2275 Half Day Rd, Suite 160

Bannockburn, Illinois 60015

(847) 572-8280

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sean P. Nolan

President and Chief Executive Officer

AveXis, Inc.

2275 Half Day Rd, Suite 160

Bannockburn, Illinois 60015

(847) 572-8280

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Divakar Gupta Darren DeStefano Cooley LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000	Patrick O’Brien, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-209019)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registration Statement shall become effective upon filing in accordance with Rule 462(d) promulgated under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 Registration Statement (File No. 333-209019) is filed pursuant to Rule 462(d) solely to add an updated Exhibit 5.1 with respect to such Registration Statement.

2

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.  Exhibits and Financial Statement Schedules

(a)                                 Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated hereby by reference.

(b)                                 Financial Statement Schedules.

Not applicable.

3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on the 10th day of February, 2016.

AVEXIS, INC.

By:	/s/ Sean P. Nolan
Sean P. Nolan
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Sean P. Nolan	President, Chief Executive Officer and	February 10, 2016
Sean P. Nolan	Director (principal executive officer)

*	Chief Financial Officer	February 10, 2016
Thomas J. Dee	(principal financial officer)

*	Chief Scientific Officer and Director	February 10, 2016
Brian K. Kaspar

*	Chairman of the Board of Directors	February 10, 2016
Daniel Welch

*	Director	February 10, 2016
Terrence C. Kearney

*	Director	February 10, 2016
Paul B. Manning

*	Director	February 10, 2016
Jonathan Leff

*	Director	February 10, 2016
Carole Nuechterlein

*	Director	February 10, 2016
Bong Y. Koh

*	Director	February 10, 2016
Frank Verwiel

*By:	/s/ Sean P. Nolan
Sean P. Nolan
Attorney-in-Fact

4

EXHIBIT INDEX

Exhibit Number	Description
1.1+	Form of Underwriting Agreement.
3.1+	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2+	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of this offering.
3.3+	Bylaws, as amended to date, and as currently in effect.
3.4+	Form of Amended and Restated Bylaws to be effective upon the closing of this offering.
4.1+	Specimen Stock Certificate evidencing the shares of common stock.
4.2+	Form of Warrant to purchase shares of Class B-2 Common Stock.
5.1	Opinion of Cooley LLP.
10.1+	Third Amended and Restated Investor Rights Agreement dated September 3, 2015 among the Registrant and certain of its stockholders.
10.1.1+	Amendment, Waiver and Joinder to Third Amended and Restated Investor Rights Agreement, effective as of October 13, 2015, among the Registrant and certain of its stockholders.
10.2#+	Amended and Restated 2014 Stock Plan.
10.3#+	Form of Stock Incentive Award Agreement under 2014 Stock Plan, as amended to date.
10.4#+	Form of Exercise Notice and Agreement under 2014 Stock Plan.
10.5#+	2016 Equity Incentive Plan.
10.6#+	Form of Stock Option Grant Notice and Stock Option Agreement under 2016 Equity Incentive Plan.
10.7#+	Non-Employee Directors’ Compensation Policy.
10.8†+	License Agreement dated March 21, 2014 between the Registrant and REGENXBIO Inc.
10.9†+	License Agreement dated May 29, 2015 between the Registrant and Asklepios BioPharmaceutical, Inc.
10.1†+	Amended and Restated Exclusive License Agreement dated January 13, 2016 between the Registrant and Nationwide Children’s Hospital.
10.11+	Office Lease dated July 21, 2015 between the Registrant and Wanxiang Bannockburg, L.L.C.
10.12+	Form of Indemnification Agreement.
10.13#+	Executive Employment Agreement dated August 7, 2014 between the Registrant and John Carbona.
10.14#+	Severance Benefits Agreement dated April 30, 2015 between the Registrant and John A. Carbona.
10.15#+	Employment Agreement dated June 8, 2015 between the Registrant and Sean Nolan.
10.16#+	Consulting Agreement dated January 28, 2014 between the Registrant and Brian K. Kaspar.
10.17#+	Restricted Stock Purchase Agreement dated January 28, 2014 between the Registrant and Brian K. Kaspar.
10.18#+	Employment Agreement dated January 1, 2016 by and between the Registrant and Brian K. Kaspar.
10.19#+	Employment Agreement dated July 24, 2015 by and between the Registrant and Thomas J. Dee.
10.20#+	Employment Agreement dated August 7, 2015 by and between the Registrant and Sukumar Nagendran.
23.1+	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.2	Consent of Cooley LLP (included in Exhibit 5.1).
24.1+	Power of Attorney (included on signature page).
24.2+	Power of Attorney.

+ Previously filed.

# Indicates management contract or compensatory plan.

† Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933.

5